FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 14, 2011, announcing that Registrant has launched WebEnhance, the industry’s first VSAT with multi Giga byte microSD™ memory.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 14, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Launches Industry First VSAT with microSD Multi-Giga Byte Cache Memory

-  Advanced CacheMode technology delivers accelerated web experience to end users while reducing satellite bandwidth costs -

Petah Tikva, Israel – March 14, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today launched WebEnhance, the industry’s first VSAT with upgradeable, high-capacity, multi Giga byte microSD* memory.

Based on an innovative CacheMode technology, the WebEnhance enables operators to offer customers high throughput broadband IP services of up to 30 Mbps while reducing satellite bandwidth costs. microSD removable flash memory cards are commonly used in cellular phones, digital cameras and other portable digital devices.

The WebEnhance will be showcased for the first time at Satellite 2011 opening today in Washington D.C.

The innovative WebEnhance VSAT is designed for high throughput broadband networks, such as e-Education and e-Government projects with multi PC sites, as well as consumer and enterprise Internet networks.

Product highlights:

•	High performance VSAT with download rates of up to 30 Mbps

•	Innovative CacheMode technology with upgradeable multi-Giga Byte microSD memory which accelerates delivery of web content to end users

•	Transparent local caching via unicast and support for multicast-based content distribution

•	Feature-rich functionality – optimizing performance of multiple layers with TCP and HTTP acceleration, QoS, VoIP and compression

•	High availability and efficiency - utilizing DVB-S2 ACM and inbound ACM

Among the first customers of WebEnhance is GlobalSat, a leading service provider in Mexico. Gilat and GlobalSat have a long standing partnership across several projects, including deploying a satellite based network for Enciclomedia (www.enciclomedia.edu.mx), a large scale federal e-Education program.

”WebEnhance’s unique CacheMode technology promises to bring GlobalSat customers an improved web experience while reducing our operating expenses – a key competitive advantage for us. Being able to upgrade the 4GB microSD cache memory to 16 GB, 32 GB or even more in the future is a major advantage, not possible with any other platform on the market today.”

Eric Catano Araiza, General Director, GlobalSat

“Powered by the innovative capabilities of our CacheMode technology, the WebEnhance was developed to alleviate operator’s delivery challenges as they look to offer improved web experience for Internet users while reducing satellite bandwidth costs. An industry first, the WebEnhance offers operators new revenue generating opportunities with the simplicity and flexibility they need to manage multiple PC environments, catering to consumer, enterprise or government projects.”

Doron Elinav, VP Marketing and Business Development, Gilat

Gilat will be showcasing the WebEnhance at Satellite 2011, taking place in Washington D.C., March 14 – 16, 2011. Please visit us at booth #873.

(*) microSD is a trademark of SD Card Association

Resources:
Read more about CacheMode and how it works

About GlobalSat:
GlobalSat (www.globalsat.com.mx) delivers advanced connectivity solutions to corporations and small businesses throughout Mexico, deploying satellite technology and on-demand services. GlobalSat's alliances with IBM, Intelsat, Gilat and Spacenet have contributed to its solid growth within the Mexican telecommunications sector. GlobalSat is the technological innovation division of Grupo Caliente.

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 16 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com